SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on July 26, 2021.

By letter dated July 26, 2021, CRESUD S.A.C.I.F y A. (“the Company”) informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), has decided to raise the rating of the Company's Notes as detailed below:

- Issuer Rating: AA (arg)

-
Series 23 Notes for up to USD 50 MM (expandable up to USD 200 MM) maturing in February 2023: AA(arg)
-
Series 27 Notes for up to USD 20 MM (expandable up to USD 240 MM) maturing in July 2021: AA(arg)

-Series 29 Notes for up to USD 15 MM (expandable up to USD 200 MM) maturing in December 2021: AA(arg)
-
Series 30 Notes for up to USD 20 MM (expandable up to USD 50 MM) maturing in August 2023: AA(arg)
-
Series 31 Notes for up to USD 44.2 MM maturing in November 2023: AA(arg)
-
Series 32 Notes for up to USD 44.2 MM maturing in November 2022: AA(arg)
-
Series 33 Notes for up to USD 35.7 MM maturing in July 2024: AA(arg)
-
Series 34 Notes for up to USD 35.7 MM maturing in June 2024: AA(arg)

Likewise, the rating report is published on the risk rating agent website.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 26, 2021